May 22, 2023

VIA EDGAR

Anuja Majmudara

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Delaying Amendment for American Battery Technology Company Registration Statement on Form S-3 (File No. 333-271954)

Ladies and Gentlemen:

Reference is made to that Registration Statement on Form S-3 (File No. 333-271954) filed by American Battery Technology Company (the “Company”) with the U.S. Securities and Exchange Commission on May 15, 2023 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated on the facing page of the Registration Statement:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact Amy Bowler of Holland & Hart LLP by telephone at (303) 290-1086.

Very truly yours,

American Battery Technology Company

/s/ Ryan Melsert
Name:	Ryan Melsert
Title:	Chief Executive Officer